

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 15, 2017

John M. Badke
Chief Executive Officer
Vicon Industries, Inc.
135 Fell Court
Hauppauge, New York 11788

> Re: **Vicon Industries, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 7, 2017**
> **File No. 333-219767**

Dear Mr. Badke:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Rights Offering, page 6

1.   Please clarify that the Backstop Commitment is contingent upon the consummation of the rights offering (Section 1.2 of the Investment Agreement). Please also clarify whether the rights offering is contingent upon the consummation of the Backstop Commitment. If the rights offering may proceed even if the Investment Agreement, including the Backstop Commitment, is terminated, you should include a risk factor highlighting this possible loss of additional funding for investors in the rights offering.

Material U.S. Federal Income Tax Consequences, page 30

2.   Item 601(b)(8) of Regulation S-K states that a tax opinion must be filed whenever the tax consequences of a transaction "are material to an investor and a representation as to tax consequences is set forth in the filing." Please file a tax opinion as an exhibit to the filing. We refer you to Section III.A.1 of Staff Legal Bulletin 19.

3.   Your disclosure states that the distribution of the rights "should be" a non-taxable stock dividend. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use "should" rather than "will," but counsel providing the opinion must explain why it cannot give a "will" opinion and describe the degree of uncertainty in the opinion. Also, please provide risk factor disclosure setting forth the risks of this uncertainty in the tax treatment. We refer you to Section III.C.4 of Staff Legal Bulletin 19.

        You may contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551- 3810 with any questions.

                                        Sincerely,

                                        /s/ Larry Spirgel

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications

cc: Alison Newman, Esq.